Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Xerox and ACS that also constitutes a preliminary prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox will mail the definitive joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

An overview of ACS’ business

We’ve all learned a bit about ACS in the press release announcing the acquisition, CEO Ursula Burns’ Communiqués, or through our own research. Not unlike Xerox, ACS is a large company offering many types of services to its clients.

By now, most of us know that ACS is “the world’s largest diversified provider of Business Process Outsourcing (BPO)”, but beyond that there is much to learn.

Here is a description of the five service practices that ACS offers.

Customer Care

Most of us have interactions in our personal lives with customer care centers, though you may refer to them as “call centers.” There are two types of customer care centers: outbound (such as telesales and telemarketing) and inbound (for example, a number you call to make travel reservations).

ACS handles more than 1 million customer interactions every day in their state-of the art facilities. Professionals who know and understand the needs of the customer use cutting-edge technology to provide live Customer Service Representative support via telephone, e-mail, web-chat, and mail response. ACS also offers automated self help capabilities.

A leading consumer electronics firm relies on ACS to manage its customer care function. ACS set up three centers in Oregon, Kentucky and North Carolina with 1,300 agents to serve this client, replicated the client culture at the sites, and emulated the retail store environment to boost recruitment of high-quality agents. After three months, ACS was rated the No. 1 customer care center for satisfaction for this client.

Document and Data Management

Document and Data Management services are complicated by the exponential growth of unstructured digital data such as e-mail, Web content, images and even video content.

In addition to traditional document management services such as data processing, mailroom services, scanning and data capture, this practice includes very high-volume transaction processing.

ACS document and data management services are very aligned with the industries of the clients they serve. ACS is very active in the public sector, healthcare, transportation, communications and retail industries.

For one client, ACS evaluated and redesigned the entire inbound and outbound mailroom process, which streamlined delivery of information to users and lowered mail volumes by nearly 50 percent.

Finance and Accounting

Every organization, from small to large, commercial or government has required financial processes that run in the background. They are not core to the organization but, at the most basic level, are required to collect income and pay the bills. Outsourcing financing and accounting operations allows organizations to focus on their core business, while ACS improves the efficiency of their back office.

ACS’ finance and accounting services include accounts payable, accounts receivable, billing, general accounting, payroll processing and other finance tasks.

ACS runs the entire finance and accounting department for a global automotive parts manufacturer. Before ACS took over this function, there was no process standardization and the client could not upgrade their technology due to cost. By centralizing the finance and accounting functions in its major service centers around the globe, ACS standardized the processes and made continuous improvements for this client year over year.

Who is ACS? – Overview

Human Capital Management

Human Capital Management includes employee support functions from hiring through retirement, including payroll, benefits, learning and HR information systems. Innovative technology, tools, processes and expertise are the cornerstone of HR outsourcing services that includes health and welfare benefits, employee service center support and learning. Further, ACS offers HR consulting and advisory services through a subsidiary called Buck Consultants.

ACS centralized HR functions from nine different U.K. and U.S. business groups in a global pharmaceutical manufacturer into a single way of working. They introduced three global shared services centers in Barcelona, Spain, Tempe, Ariz., and Kuala Lumpur, Malaysia. They provide HR self-service tools that are integrated with Learning and Performance Management platforms. The client’s HR team is now able to focus on strategic HR work instead of payroll and benefits.

IT Outsourcing and Application Services

Computers that work, an intranet that’s always up, applications and systems that are robust and secure are often taken for granted but are fundamental to the way work gets done. A reliable Information Technology (IT) infrastructure is necessary to minimize the chance of disruption to an organization’s day-to-day operation.

From hardware support to application development, ACS offers a range of IT services that include: technology infrastructure services (such as service desktop support, mainframe computing and disaster recovery/business continuity); application services (including the design, implementation and integration services for business applications and application infrastructure); and technology consulting services for strategic planning.

ACS manages the IT infrastructure for a major consumer goods client. ACS established a technology center on the customer’s campus and provided transitioned staff with better career opportunities at ACS.

Public Sector

ACS has a strong presence in the federal, state and local public sector, managing government programs on behalf of their clients. They have multiple programs to modernize government and improve the lives of citizens, such as electronic toll processing, traffic safety, electronic benefits transfer, eChildcare, Medicaid claims management, electronic health records and more.

With all of these services taken together, it’s no mere boast when ACS people say that there are millions of people whose lives are a little better because ACS is there behind the scenes.

Who is ACS? – Overview